Louis A. Brilleman, P.C.

1140 Avenue of the Americas, 9th Floor

New York, NY 10036

Phone: 212-584-7805

May 2, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim, Esq.
Kathleen Krebs, Esq.

Re:	BYND Cannasoft Enterprises Inc. (the “Company”)
Registration Statement on Form 20-F CIK No. 0001888151

Ladies and Gentlemen:

By letter dated April 8, 2022, the staff of the Securities and Exchange Commission (the “Staff”) issued one comment on the Company’s Amendment No. 2 to its draft Registration Statement on Form 20-F that was submitted confidentially on March 2, 2022.

On the date hereof, the Company has filed its initial Registration Statement on Form 20-F (the “Registration Statement”) simultaneously with this letter. As a courtesy, undersigned is also sending by e-mail to the Staff a marked copy of the Registration Statement showing changes from the most recent confidential submission.

Below is the Company’s response to the Staff’s comment. For ease of reference, each response is preceded by the Staff’s comment.

Amendment No. 2 to Draft Registration Statement on Form 20-F

General

1.	We note your response to prior comment 10 regarding the primary growing license from the medical cannabis unit of the Ministry of Health. We note that Exhibit 4.14 still does not list the company, BYND Israel, or Cannasoft as a licensee or authorized party. While you indicate that you provided the ministry with information of your “related parties,” you have not indicated whether you have received approval or pre-approval of the assignment to Cannasoft and its public ownership structure. Please clarify whether such approvals have been granted or if there is uncertainty that they may not be received. Further, your response letter indicates that your Israeli counsel has advised you that any transferee of the entity that holds the license would have a reporting obligation to the MCU. Your disclosure on page 15 appears to broaden this language to apply not just to transfers of shares of Cannasoft, but to shares acquired in BYND Cannasoft through public market purchases. Please disclose what steps the company will take to track whether any person accumulates a five percent interest in the company. Also disclose how the company will meet the other conditions of the license, such as those set forth in Section 5.6 of Exhibit 4.14. Lastly, please clarify whether you intend to identify Israeli counsel who advised you and file their consent as an exhibit

The Company has added disclosures to clarify that the application for the transfer of the primary growing license is under review. It has also added disclosures as to the steps it will take to track stock ownership. See pages 15 and 53 of the Registration Statement. In addition, it has added language that it intends to work closely with its local Israeli counsel to ensure compliance with the conditions set forth in the license. See page 53 of the Registration Statement.

The Company further advises the Staff that it has sought and received informal legal advice as to the primary growing licensing requirements. No legal opinion was ever received. Accordingly, the Company does not intend to identify Israeli counsel or seek its consent for including that firm’s name.

Please contact the undersigned at 973-722-1217 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Louis A. Brilleman